

August 24, 2023

Kevin Halleran
Chief Financial Officer
Blue Owl Real Estate Net Lease Trust
30 N. LaSalle St., Suite 4140
Chicago, IL 60602

>   **Re: Blue Owl Real Estate Net Lease Trust**
>   **Post-effective Amendment No. 1 to Registration Statement on Form 10-12G**
>   **Response Dated August 2, 2023**
>   **File No. 000-56536**

Dear Kevin Halleran:

We have reviewed your August 2, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

Correspondence dated August 2, 2023

General

1.   We note your response to comment 1. We are unable to agree that your contemplated repurchase program, as described to us in your registration statement, your response, and on several calls with your counsel, complies with the requirements of Rule 13e-4 and Schedule TO. Please revise your redemption plan to comply with the specifics of prior no-action relief, or otherwise explain how you will comply with the requirements of Rule 13e-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip at 202-551-3573 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin Wells, Esq.